Filed Pursuant to Rule 424(b)(3)

 Registration Statement No. 333-293952

Prospectus Supplement No. 6

(To Prospectus dated March 9, 2026)

Up to 42,307,692 American Depositary Shares Representing up to 1,057,692,300 Class A Ordinary Shares

Yimutian Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 9, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-293952), as amended and supplemented. The Prospectus relates to the resale, from time to time, up to 42,307,692 American depositary shares (the “ADSs”), representing 1,057,692,300 Class A ordinary shares, par value of US$0.00001 per share, of Yimutian Inc. (the “Company”) issuable upon the conversion or otherwise pursuant to the terms of up to an aggregate principal amount of US$10,000,000 of senior convertible promissory note (the “Notes”) issued or issuable to the selling shareholder named in the Prospectus (the “Selling Shareholder”), pursuant to the terms of that certain securities purchase agreement, dated as of December 8, 2025 (the “Securities Purchase Agreement”), by and between the Company and the Selling Shareholder, from time to time and upon the terms and conditions thereof (assuming full conversion of the Notes and interest payments made in ADSs at a price of US$0.26 per share, the current floor price of the Initial Note). Each ADS represents 375 Class A ordinary shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “YMT”. On August 24, 2026, the closing price for our ADSs on Nasdaq was US$0.20 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 26, 2026.

Entry into Definitive Agreements

On August 20, 2026, Yimutian Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), together with its wholly-owned subsidiary, Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian”), entered into two definitive agreements as described below.

Equity Purchase Agreement

On August 20, 2026, the Company and Beijing Yimutian entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Ning Zhang and Kuili Zhang (collectively, the “Sellers”), pursuant to which the Company and Beijing Yimutian agreed to acquire control over 100% of the equity interests in Qingdao Xingongguan Holiday Hotel Co., Ltd. (“Qingdao Xingongguan”) through the execution of a series of variable interest entity (“VIE”) agreements. Qingdao Xingongguan is a company incorporated in the People’s Republic of China (the “PRC”) that owns certain commercial and office properties located in Qingdao, Shandong Province, the PRC, with an appraised value of approximately RMB116.2 million.

The aggregate purchase price for the equity interests in Qingdao Xingongguan is US$5,800,000, payable by the Company through the issuance of 9,963,353,184 Class A ordinary shares of the Company to the Sellers. The issuance price was determined based on the average closing price of the Company’s ADSs on the Nasdaq Capital Market for the five trading days immediately preceding the date of the Equity Purchase Agreement, which was US$0.2183 per ADS. As of the date of the Equity Purchase Agreement, each ADS represents 375 Class A ordinary shares of the Company.

The Equity Purchase Agreement provides for an asset cleanup period of up to six months from the date of the agreement, during which the Sellers are required to resolve all debts, encumbrances, and third-party claims on the assets of Qingdao Xingongguan and ensure that the assets are in a condition suitable for the Company’s business operations. The consideration shares will be issued within 30 business days after signing but the relevant share certificate will not be delivered to the Sellers until the completion of the asset cleanup period and the satisfaction of certain conditions, including the execution of VIE agreements.

The Equity Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions. The Equity Purchase Agreement is governed by PRC law, with disputes subject to arbitration before the China International Economic and Trade Arbitration Commission in Beijing.

Asset Purchase Agreement

On August 20, 2026, the Company and Beijing Yimutian entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Zhaodong Guohe Animal Husbandry Co., Ltd. (“Zhaodong Guohe”), pursuant to which the Company agreed to acquire certain land, buildings, and equipment assets (the “Target Assets”) with an aggregate appraised value of approximately RMB143.5 million. The Target Assets are located in Zhaodong, Suihua, Heilongjiang Province, the PRC.

The aggregate purchase price for the Target Assets is US$21,161,390, which was determined by converting the RMB-denominated appraised value at the PBOC mid-rate of RMB 6.7808 per US$1.00 on August 20, 2026. The purchase price is payable by the Company through the issuance of 36,351,449,375 Class A ordinary shares of the Company to Zhaodong Guohe. The issuance price was determined on the same basis as the Equity Purchase Agreement, at US$0.2183 per ADS.

The Asset Purchase Agreement provides for an asset cleanup period of up to six months, during which Zhaodong Guohe is required to resolve all debts and encumbrances on the Target Assets and complete the transfer of the Target Assets to a debt-free entity that will enter into VIE agreements with the Company and Beijing Yimutian.

The Asset Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions. The Asset Purchase Agreement is governed by PRC law, with disputes subject to arbitration before the China International Economic and Trade Arbitration Commission in Beijing.

The foregoing descriptions of the Equity Purchase Agreement and the Asset Purchase Agreement are qualified in their entirety by reference to the full text of the English translations of such agreements, which are filed as Exhibits 10.1 and 10.2 to the Report on Form 6-K that the Company filed with the SEC on August 26, 2026, respectively, and are incorporated herein by reference.

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